5 August 2002
Number: 46/02

BHP BILLITON APPOINTS DAVID MUNRO AS VICE PRESIDENT STRATEGY AND
BUSINESS DEVELOPMENT

BHP Billiton, the world's largest diversified natural resources company, today announced the appointment of David Munro as Vice President of Strategy and Business Development. Mr Munro returns from extended leave, prior to which he was President Aluminium within BHP Billiton.

Mr Munro will be based at the Group's offices in London and will report to Chip Goodyear, Executive Director and Chief Development Officer.

Mr Goodyear said: "Dave's understanding of our industry, his strong commercial skills and significant operating experience will continue to be a great resource for this organisation. His ability to work across our Customer Sector Groups from this platform covering corporate strategy, the analysis of major growth initiatives and mergers and acquisitions will further enhance the teamwork across the Group as a whole."

Mr Munro will take up his new role on 1 September 2002.

Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel:    +61 3 9609 3952
Mobile: +61 408 313 259
mailto:Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel:    +44 20 7747 3956
mailto:Mark.T.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com